                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)
                              (Amendment No. 7) (1)

                         THE PEREGRINE REAL ESTATE TRUST
                                (Name of Issuer)

                      COMMON SHARES OF BENEFICIAL INTEREST
                         (Title of Class of Securities)

                                    713662013
                                 (CUSIP Number)

                             Michael E. Cahill, Esq.
                       Managing Director & General Counsel
                               The TCW Group, Inc.
                      865 South Figueroa Street, Ste. 1800
                              Los Angeles, CA 90017
                                 (213) 244-0000

                                  Kenneth Liang
                      Managing Director and General Counsel
                         Oaktree Capital Management, LLC
                       333 South Grand Avenue, 28th Floor
                              Los Angeles, CA 90071
                                 (213) 830-6300

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               December 27, 2000

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 24 Pages)

------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES)

CUSIP NO. 713662013                  13D                     Page 1 of 12 Pages

-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  THE TCW GROUP, INC.

-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                           (a)  / /   (b)  /X/

-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS(1)

                  N/A

-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)              / /

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  NEVADA

-------------------------------------------------------------------------------

                                           7        SOLE VOTING POWER
                                                    8,647,723
                                           ------------------------------------
NUMBER OF SHARES                           8        SHARED VOTING POWER
                                                    0

                                           ------------------------------------
BENEFICIALLY OWNED BY EACH REPORTING       9        SOLE DISPOSITIVE POWER
PERSON WITH                                         8,647,723

                                           ------------------------------------
                                           10       SHARED DISPOSITIVE POWER
                                                    0

-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON

                           8,647,723
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
         EXCLUDES CERTAIN SHARES(1)

                                                                    / /
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                           38.3%


-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON(1)

                           HC, CO

-------------------------------------------------------------------------------

CUSIP NO. 713662013                  13D                     Page 2 of 12 Pages

-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  ROBERT A. DAY

-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                           (a)  / /   (b)  /X/

-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS(1)

                  N/A

-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)              / /

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

-------------------------------------------------------------------------------

                                           7        SOLE VOTING POWER
                                                    8,647,723
                                           ------------------------------------
NUMBER OF SHARES                           8        SHARED VOTING POWER
                                                    0
                                           ------------------------------------
BENEFICIALLY OWNED BY EACH REPORTING       9        SOLE DISPOSITIVE POWER
PERSON WITH                                         8,647,723
                                           ------------------------------------
                                           10       SHARED DISPOSITIVE POWER
                                                    0
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON

                           8,647,723
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
         EXCLUDES CERTAIN SHARES(1)

                                                                 / /

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                           38.3%

-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON(1)


                           IN, HC
-------------------------------------------------------------------------------

CUSIP NO. 713662013                  13D                     Page 3 of 12 Pages

-------------------------------------------------------------------------------

1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  TRUST COMPANY OF THE WEST

-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                          (a)  / /  (b)  /X/

-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS(1)

                  N/A

-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)              / /

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  CALIFORNIA

-------------------------------------------------------------------------------

                                           7        SOLE VOTING POWER
                                                    2,680,797

                                           ------------------------------------
NUMBER OF SHARES                           8        SHARED VOTING POWER
                                                    0

                                           ------------------------------------
BENEFICIALLY OWNED BY EACH REPORTING       9        SOLE DISPOSITIVE POWER
PERSON WITH                                         2,680,797

                                           ------------------------------------
                                           10       SHARED DISPOSITIVE POWER
                                                    0

-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON

                           2,680,797

-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
         EXCLUDES CERTAIN SHARES(1)

                                                                 / /


-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                           11.9%

-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON(1)

                           CO

-------------------------------------------------------------------------------

CUSIP NO. 713662013                  13D                     Page 4 of 12 Pages

-------------------------------------------------------------------------------

1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  TCW ASSET MANAGEMENT COMPANY

-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                           (a)  / /  (b) /X/

-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS(1)

                  N/A

-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)              / /

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  CALIFORNIA

-------------------------------------------------------------------------------

                                           7        SOLE VOTING POWER
                                                    5,966,926

                                           ------------------------------------
NUMBER OF SHARES                           8        SHARED VOTING POWER
                                                    0

                                           ------------------------------------
BENEFICIALLY OWNED BY EACH REPORTING       9        SOLE DISPOSITIVE POWER
PERSON WITH                                         5,966,926

                                           ------------------------------------
                                           10       SHARED DISPOSITIVE POWER
                                                    0

-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON

                           5,966,926

-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
         EXCLUDES CERTAIN SHARES(1)

                                                                 / /


-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                           26.5%

-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON(1)

                           CO, IA

-------------------------------------------------------------------------------

CUSIP NO. 713662013                  13D                     Page 5 of 12 Pages

-------------------------------------------------------------------------------

1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  TCW SPECIAL CREDITS

-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                           (a)  / /   (b) /X/

-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS(1)

                  N/A

-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)             / /

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  CALIFORNIA

-------------------------------------------------------------------------------

                                           7        SOLE VOTING POWER
                                                    5,966,926

                                           ------------------------------------
NUMBER OF SHARES                           8        SHARED VOTING POWER
                                                    0

                                           ------------------------------------
BENEFICIALLY OWNED BY EACH REPORTING       9        SOLE DISPOSITIVE POWER
PERSON WITH                                         5,966,926

                                           ------------------------------------
                                           10       SHARED DISPOSITIVE POWER
                                                    0

-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON

                           5,966,926

-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
         EXCLUDES CERTAIN SHARES(1)

                                                                    / /


-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                           26.5%

-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON(1)

                           PN, IA

-------------------------------------------------------------------------------

CUSIP NO. 713662013                  13D                     Page 6 of 12 Pages

-------------------------------------------------------------------------------

1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  TCW SPECIAL CREDITS FUND IV

-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                           (a)  / /  (b) /X/

-------------------------------------------------------------------------------

3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS(1)

                  N/A

-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)               / /

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  CALIFORNIA

-------------------------------------------------------------------------------
                                           7        SOLE VOTING POWER
                                                    2,507,837

                                           ------------------------------------
NUMBER OF SHARES                           8        SHARED VOTING POWER
                                                    0

                                           ------------------------------------
BENEFICIALLY OWNED BY EACH REPORTING       9        SOLE DISPOSITIVE POWER
PERSON WITH                                         2,507,837

                                           ------------------------------------
                                           10       SHARED DISPOSITIVE POWER
                                                    0

-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON

                           2,507,837

-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
         EXCLUDES CERTAIN SHARES(1)

                                                                     / /

-------------------------------------------------------------------------------


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                           11.1%

-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON(1)

                           PN
-------------------------------------------------------------------------------

CUSIP NO. 713662013                  13D                     Page 7 of 12 Pages

-------------------------------------------------------------------------------

1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  TCW SPECIAL CREDITS PLUS FUND

-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                             (a)  / /  (b)  /X/

-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS(1)

                  N/A

-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)              / /

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  CALIFORNIA

-------------------------------------------------------------------------------
                                           7        SOLE VOTING POWER
                                                    2,680,795

                                           ------------------------------------
NUMBER OF SHARES                           8        SHARED VOTING POWER
                                                    0

                                           ------------------------------------
BENEFICIALLY OWNED BY EACH REPORTING       9        SOLE DISPOSITIVE POWER
PERSON WITH                                         2,680,795

                                           ------------------------------------
                                           10       SHARED DISPOSITIVE POWER
                                                    0

-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON

                           2,680,795

-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
         EXCLUDES CERTAIN SHARES(1)

                                                                       / /


-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                           11.9%

-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON(1)

                           PN

-------------------------------------------------------------------------------

CUSIP NO. 713662013                  13D                     Page 8 of 12 Pages

-------------------------------------------------------------------------------

1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  TCW SPECIAL CREDITS TRUST IV

-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                           (a)  / /   (b)  /X/

-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS(1)

                  N/A

-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)              / /

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  CALIFORNIA

-------------------------------------------------------------------------------
                                           7        SOLE VOTING POWER
                                                    2,161,932

                                           ------------------------------------
NUMBER OF SHARES                           8        SHARED VOTING POWER
                                                    0

                                           ------------------------------------
BENEFICIALLY OWNED BY EACH REPORTING       9        SOLE DISPOSITIVE POWER
PERSON WITH                                         2,161,932

                                           ------------------------------------
                                           10       SHARED DISPOSITIVE POWER
                                                    0

-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON

                           2,161,932

-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
         EXCLUDES CERTAIN SHARES(1)

                                                                       / /


-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                           9.6%

-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON(1)

                           EP,OO

-------------------------------------------------------------------------------

CUSIP NO. 713662013                  13D                     Page 9 of 12 Pages

-------------------------------------------------------------------------------

1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  TCW SPECIAL CREDITS TRUST IVA

-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                           (a)  / /   (b)  /X/

-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS(1)

                  N/A

-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)              / /

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  CALIFORNIA

-------------------------------------------------------------------------------
                                           7        SOLE VOTING POWER
                                                    518,865

                                           ------------------------------------
NUMBER OF SHARES                           8        SHARED VOTING POWER
                                                    0

                                           ------------------------------------
BENEFICIALLY OWNED BY EACH REPORTING       9        SOLE DISPOSITIVE POWER
PERSON WITH                                         518,865

                                           ------------------------------------
                                           10       SHARED DISPOSITIVE POWER
                                                    0

-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON

                           518,865

-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
         EXCLUDES CERTAIN SHARES(1)

                                                                       / /

-------------------------------------------------------------------------------


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                           2.3%

-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON(1)

                           EP,OO

-------------------------------------------------------------------------------

CUSIP NO. 713662013                  13D                    Page 10 of 12 Pages

-------------------------------------------------------------------------------

1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  OAKTREE CAPITAL MANAGEMENT, LLC

-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                           (a)  / /   (b)  /X/

-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS(1)

                  N/A

-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)              / /

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  CALIFORNIA

-------------------------------------------------------------------------------
                                           7        SOLE VOTING POWER
                                                    6,196,188

                                           ------------------------------------
NUMBER OF SHARES                           8        SHARED VOTING POWER
                                                    0

                                           ------------------------------------
BENEFICIALLY OWNED BY EACH REPORTING       9        SOLE DISPOSITIVE POWER
PERSON WITH                                         6,196,188

                                           ------------------------------------
                                           10       SHARED DISPOSITIVE POWER
                                                    0

-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON

                           6,196,188

-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
         EXCLUDES CERTAIN SHARES(1)

                                                                       / /

-------------------------------------------------------------------------------


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                           27.5%

-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON(1)

                           IA; OO

-------------------------------------------------------------------------------

CUSIP NO. 713662013                  13D                    Page 11 of 12 Pages

-------------------------------------------------------------------------------

1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  OCM REAL ESTATE OPPORTUNITIES FUND A, L.P.

-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                           (a)  / /   (b)  /X/

-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS(1)

                  N/A

-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)              / /

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE

-------------------------------------------------------------------------------
                                           7        SOLE VOTING POWER
                                                    2,044,744

                                           ------------------------------------
NUMBER OF SHARES                           8        SHARED VOTING POWER
                                                    0

                                           ------------------------------------
BENEFICIALLY OWNED BY REPORTING PERSON     9        SOLE DISPOSITIVE POWER
WITH                                                2,044,744

                                           ------------------------------------
                                           10       SHARED DISPOSITIVE POWER
                                                    0

-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON

                           2,044,744

-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
         EXCLUDES CERTAIN SHARES(1)

                                                                       / /


-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                           9.1%

-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON(1)

                           PN; OO

-------------------------------------------------------------------------------

CUSIP NO. 713662013                  13D                    Page 12 of 12 Pages

-------------------------------------------------------------------------------

1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  OCM REAL ESTATE OPPORTUNITIES FUND B, L.P.

-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                           (a)  / /   (b)  /X/

-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS(1)

                  N/A

-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)              / /

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE

-------------------------------------------------------------------------------
                                           7        SOLE VOTING POWER
                                                    3,531,825

                                           ------------------------------------
NUMBER OF SHARES                           8        SHARED VOTING POWER
                                                    0

                                           ------------------------------------
BENEFICIALLY OWNED BY REPORTING PERSON     9        SOLE DISPOSITIVE POWER
WITH                                                3,531,825

                                           ------------------------------------
                                           10       SHARED DISPOSITIVE POWER
                                                    0

-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON

                           3,531,825

-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
         EXCLUDES CERTAIN SHARES(1)

                                                                       / /


-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                           15.7%

-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON(1)

                           PN; OO

-------------------------------------------------------------------------------

ITEM 1.           SECURITY AND ISSUER.

         The equity securities to which this Statement on Schedule 13D relates are the Common Shares of Beneficial Interest (the "Common Shares") of The Peregrine Real Estate Trust, a California real estate investment trust, d.b.a. WinShip Properties (the "Issuer"), with its principal executive offices located at 1300 Ethan Way, Suite 200, Sacramento, California 95825.

ITEM 2.           IDENTITY AND BACKGROUND.

         This Statement is filed on behalf of

         (1)      The TCW Group, Inc., a Nevada corporation ("TCWG");

         (2)      Robert Day, an individual;

         (3) Trust Company of the West, a California corporation and wholly-owned subsidiary of TCWG ("TCW");

         (4) TCW Asset Management Company, a California corporation and wholly-owned subsidiary of TCWG ("TAMCO");

         (5) TCW Special Credits, a California general partnership of which TAMCO is the managing general partner ("Special Credits");

         (6) Two California limited partnerships, TCW Special Credits Fund IV ("Fund IV") and TCW Special Credits Plus Fund (the "Plus Fund") (hereinafter referred to as the "Special Credits Limited Partnerships") of which Special Credits is the general partner;

         (7) Two California collective investment trusts, TCW Special Credits Trust IV ("Trust IV") and TCW Special Credits Trust IVA ("Trust IVA") (hereinafter referred to as the "Special Credits Trusts") of which TCW is the trustee;

         (8) Oaktree Capital Management, LLC, a California limited liability company ("Oaktree"), general partner of the Real Estate Fund A and the Real Estate Fund B;

         (9) OCM Real Estate Opportunities Fund A, L.P., a Delaware limited partnership of which Oaktree is the general partner ("Real Estate Fund A"); and

         (10) OCM Real Estate Opportunities Fund B, L.P., a Delaware limited partnership of which Oaktree is the general partner ("Real Estate Fund B" and together with Real Estate Fund A, the "Oaktree Entities").

         TCWG is a holding company of entities involved in the principal business of providing investment advice and management services. TCW is a trust company which provides investment management services to the Special Credits Trusts. TAMCO is an investment adviser and provides investment advice and management services to institutional and individual investors. Special Credits is an investment adviser and provides investment advice and management services to the Special Credits Limited Partnerships. The Special Credits Limited Partnerships are investment partnerships which invest in financially distressed entities. The Special Credits Trusts are collective investment trusts which invest in financially distressed entities. The address of the principal business and principal office for the TCW Related Entities (as defined below) is 865 South Figueroa Street, Suite 1800, Los Angeles, California 90017.

         Mr. Day acts as Chairman of the Board and Chief Executive Officer of TCWG. Additionally, Mr. Day may be deemed to control TCWG, although he disclaims such control and disclaims beneficial ownership of any securities owned by the TCW Related Entities (as defined below).

         Special Credits, the Special Credits Limited Partnerships and the Special Credits Trusts are hereinafter collectively referred to as the "Special Credits Entities." TCWG, TCW, TAMCO and the Special Credits Entities are hereinafter collectively referred to as the "TCW Related Entities." Special Credits is also the investment manager of a third party account (the "Special Credits Account") which invests in securities similar to those in which the Special Credits Entities invest.

         Oaktree is the general partner of the Real Estate Fund A and the Real Estate Fund B. The principal business of Oaktree is to provide investment advice and management services to institutional and individual investors. The Real Estate Fund A and the Real Estate Fund B are investment partnerships which invest in mortgages, real estate-related securities and fee interests in real estate. Oaktree is also the investment manager of a third party account (the "Oaktree Account") which invests in securities similar to those in which the Oaktree Entities invest. The address of the principal business and principal office for the Oaktree Entities is 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071.

         (a)-(c) & (f)

         (i) The executive officers of TCWG are listed below. The principal business address for each executive officer is 865 South Figueroa Street, Suite 1800, Los Angeles, California, 90017. Each executive officer is a citizen of the United States of America unless otherwise specified below:

EXECUTIVE OFFICERS
------------------

Robert A. Day             Chairman of the Board & Chief Executive Officer
Ernest O. Ellison         Vice Chairman
Thomas E. Larkin, Jr.     Vice Chairman
Marc I. Stern             President
Alvin R. Albe, Jr.        Executive Vice President
William C. Sonneborn      Executive Vice President & Assistant Secretary
Michael E. Cahill         Managing Director, General Counsel & Secretary
David S. DeVito           Managing Director, Chief Financial Officer and
                           Assistant Secretary

         Schedule I attached hereto and incorporated herein sets forth with respect to each director of TCWG his or her name, residence or business address, citizenship, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

         (ii) The executive officers and directors of TCW are listed below. The principal business address for each executive officer and director is 865 South Figueroa Street, Suite 1800, Los Angeles, California 90017. Each executive officer is a citizen of the United States of America unless otherwise specified below:

EXECUTIVE OFFICERS & DIRECTORS
------------------------------

Robert A. Day                  Chairman of the Board & Chief Executive Officer
Ernest O. Ellison              Director & Vice Chairman
Thomas E. Larkin, Jr.          Director & Vice Chairman
Marc I. Stern                  Director & Vice  Chairman
Alvin R. Albe, Jr.             Director & Executive Vice President,
                               Finance & Administration
William C. Sonneborn           Executive Vice President & Assistant Secretary
Robert D. Beyer                Director and President
Jeffrey E. Gundlach            Director and Group Managing Director
Michael E. Cahill              Managing Director, General Counsel & Secretary
David S. DeVito                Managing  Director, Chief Financial Officer and
                               Assistant Secretary

         (iii) The executive officers and directors of TAMCO are listed below. The principal business address for each executive officer and director is 865 South Figueroa Street, Suite 1800, Los Angeles, California 90017. Each executive officer and director is a citizen of the United States of America unless otherwise specified below:

EXECUTIVE OFFICERS & DIRECTORS
------------------------------

Robert A. Day                   Chairman of the Board & Chief Executive Officer
Thomas E. Larkin, Jr.           Director & Vice Chairman of the Board
Marc I. Stern                   Director, President & Vice Chairman of the Board
Alvin R. Albe, Jr.              Director, Executive Vice President
Michael E. Cahill               Director, Managing Director, General Counsel & Secretary
William C. Sonneborn            Director, Executive Vice President & Assistant Secretary
Mark L. Attanasio               Director, Group Managing Director & Chief Investment
                                Officer - Below Investment Grade Fixed Income
Philip A. Barach                Director, Group Managing Director & Chief Investment
                                Officer - Investment Grade Fixed Income
Javier Baz                      Director, Managing Director & Chief Investment Officer -
                                International
Robert D. Beyer                 Director & Group Managing Director
Glen E. Bickerstaff             Director & Managing Director
Arthur R. Carlson               Director & Managing Director
Penelope D. Foley               Director & Managing Director
Douglas S. Foreman              Director, Group Managing Director & Chief Investment
                                Officer - U.S. Equities
Nicola F. Galluccio             Director & Managing Director
Mark W. Gibello                 Director & Executive Vice President
Jeffrey E. Gundlach             Director & Group Managing Director
Raymond F. Henze III            Director & Group Managing Director
Stephen McDonald                Director & Managing Director
Jeffrey V. Peterson             Director & Managing Director
Komal S. Sri-Kumar              Director & Managing Director


         (iv) The following sets forth with respect to each general partner of Special Credits his name, residence or business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Each general partner who is a natural person is a citizen of the United States of America unless otherwise specified below.

         TAMCO is the Managing General Partner. See information in paragraph

(iii) above.

Howard S. Marks
Chairman and Principal
Oaktree Capital Management, LLC
333 South Grand Avenue
28th Floor
Los Angeles, California 90071

Bruce A. Karsh
President and Principal
Oaktree Capital Management, LLC
333 South Grand Avenue
28th Floor
Los Angeles, California 90071

David Richard Masson
Principal
Oaktree Capital Management, LLC
333 South Grand Avenue
28th Floor
Los Angeles, California 90071

Sheldon M. Stone
Principal
Oaktree Capital Management, LLC
333 South Grand Avenue
28th Floor
Los Angeles, California 90071

         (v) Special Credits is the sole general partner of the Special Credits Limited Partnerships. See information in paragraph (iv) above regarding Special Credits and its general partners.

         (vi) The portfolio managers of the Special Credits Limited Partnership and the Special Credits Account are listed below. The principal address for each portfolio manager is 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071. Each individual is a citizen of the United States of America unless otherwise specified below.

PORTFOLIO MANAGERS
------------------

Bruce A. Karsh
D. Richard Masson

         (vii) Oaktree is the investment manager of the Oaktree Account. See information in paragraph (viii) below regarding Oaktree and its members.

         (viii) The members and executive officers of Oaktree, the general partner of the Real Estate Fund A and the Real Estate Fund B, and the investment manager of the Oaktree Account are listed below. The principal address for each of these individuals is 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071. All individuals listed below are citizens of the United States of America.

EXECUTIVE OFFICERS AND MEMBERS
------------------------------

Howard S. Marks                 Chairman and Principal


Bruce A. Karsh                  President and Principal
Sheldon M. Stone                Principal
David Richard Masson            Principal
Larry W. Keele                  Principal
Stephen A. Kaplan               Principal
Russel S. Bernard               Principal
David Kirchheimer               Managing Director and Chief Financial and Administrative
                                Officer
Kenneth Liang                   Managing Director and General Counsel

PORTFOLIO MANAGERS
------------------
Russel S. Bernard               Principal
Bruce A. Karsh                  President and Principal

         (d)-(e)

         During the last five years, neither TCWG, TCW, TAMCO, the Special Credits Entities, the Special Credits Account, Oaktree, the Real Estate Fund A, the Real Estate Fund B, the Oaktree Account, nor, to the best of their knowledge, any of their respective executive officers, directors and general partners (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Not applicable.

ITEM 4.    PURPOSE OF TRANSACTION.

         On September 1, 2000, a special committee of the board of trustees approved a merger of the Issuer with and into an entity that will be wholly-owned by the Prudential Insurance Company of America ("PIC") and Gateway Recovery Trust ("Gateway", and together with PIC, the "PIC Entities"), each of the Oaktree Entities, the Oaktree Account and the TCW Related Entities ("Newco"). Each such party had previously executed a shareholders agreement (the "Shareholders' Agreement") agreeing to contribute the shares of beneficial interest of the Issuer held by such entity to Newco and to vote in favor of a merger between the Issuer and Newco (the "Merger") pursuant to which each holder of Common Shares other than Newco will receive cash consideration and following which the Issuer will be eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act of 1934, as amended. Pursuant to such agreement, on December 20, 2000 the Oaktree Entities, the Oaktree Account, the TCW Related Entities and the PIC Entities executed a written consent approving the Merger. As a result of the Merger, each shareholder of the Issuer other than Newco will receive cash consideration in an amount equal to $0.59 per share.

         In addition, in the merger agreement, the Oaktree Entities, the Oaktree Account, and the TCW Related Entities agreed to exchange all of the outstanding 8.5% Senior Secured Notes due October 1, 2000 (the "Notes") issued by the Issuer and held by the Oaktree Entities and the TCW Entities, respectively, for common shares of beneficial interest in the entity that survives the Merger. The Oaktree Entities and the TCW Related Entities agreed in the Shareholders Agreement that they will not (1) exchange such Notes into Common Shares at an exchange price of less than the greater of (a) $0.50 per share or (b) ten cents ($0.10) per share less than the highest price paid by the Issuer to purchase any Common Share following the date of the Shareholders' Agreement and prior to the date of such exchange of Notes or
(2) effect any subsequent exchange of Notes into Common Shares at an exchange price that is less than the exchange price of the first exchange of Notes into Common Shares by the Oaktree Entities and TCW Related Entities. Such agreements relating to the exchange of Notes into Common Shares will terminate at such time, if any, that the PIC Entities terminate the Shareholders' Agreement relating to the contribution of Common Shares to Newco and voting in favor of the Merger.

         The TCW Related Entities, the Oaktree Entities and the Oaktree Account intend to review on a continuing basis their respective investments in the Common Shares and may, subject to the continuing evaluation of the factors discussed herein, acquire from time to time additional Common Shares in the open market or in privately negotiated transactions. Depending on the factors discussed herein, each of the TCW Related Entities, the Oaktree Entities and the Oaktree Account may, from time to time, retain or sell all or a portion of their respective holdings of the Common Shares in the open market or in privately negotiated transactions and such open market and privately negotiated purchases or sales may be made at any time without further prior notice. Any actions that the TCW Related Entities, the Oaktree Entities or the Oaktree Account might undertake with respect to the Common Shares will be dependent upon their review of numerous factors, including, among other things, the availability of Common Shares for purchase and the price levels of such Common Shares, general market and economic conditions as well as those in the areas in which the Issuer's properties are located, ongoing evaluation of the Issuer's business, financial condition, properties, operations and prospects, the relative attractiveness of alternative business and investment opportunities, the actions of the management and the Board of Trustees of the Issuer, and other future developments.

         Each of the TCW Related Entities, the Oaktree Entities and the Oaktree Account plan to continue to review various alternatives available to enhance the value of the Issuer and its assets and engage in discussions with other creditors and shareholders of the Issuer regarding such alternatives. Such review and discussions may result in a decision by the TCW Related Entities, the Oaktree Entities and/or the Oaktree Account to pursue in cooperation with the Issuer and/or other creditors and shareholders of the Company one or more restructuring options.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

         As of the date of this Schedule 13D, Fund IV beneficially owns 2,507,837 shares of the Issuer's Common Shares which is approximately 11.1% of the Issuer's outstanding Common Shares; the Plus Fund beneficially owns 2,680,795 shares of the Issuer's Common Shares which is approximately 11.9% of the Issuer's outstanding Common Shares; Special Credits, as the general partner of the Special Credits Limited Partnerships and as investment manager of the Special Credits Account may be deemed to beneficially own 5,966,926 of the Issuer's Common Shares which is approximately 26.5% of the Issuer's outstanding Common Shares. Trust IV beneficially owns 2,161,932 shares of the Issuer's Common Shares which is approximately 9.6% of the Issuer's outstanding Common Shares. Trust IVA beneficially owns 518,865 shares of the Issuer's Common Shares which is approximately 2.3% of the Issuer's outstanding Common Shares; TCW, as the trustee of the Special Credits Trusts, may be deemed to beneficially own 2,680,797 shares of the Issuer's Common Shares which is approximately 11.9% of the Issuer's outstanding Common Shares.

         TAMCO, as the managing partner of Special Credits, may be deemed to beneficially own the Issuer's Common Shares held by the Special Credits Limited Partnerships and the Special Credits Account, all of which constitutes 5,966,926 shares or approximately 26.5% of the Issuer's outstanding Common Shares.

         TCWG, as the parent corporation of TCW and TAMCO, may be deemed to beneficially own the Issuer's Common Shares deemed to be owned by the other TCW Related Entities and the Special Credits Account, all of which constitutes 8,647,723 shares of the Issuer's Common Shares or approximately 38.3% of the outstanding shares of the Issuer's Common Shares. TCWG, TCW, TAMCO and Special

Credits each disclaims beneficial ownership of the Issuer's Common Shares reported herein and the filing of this Statement shall not be construed as an admission that any such entity is the beneficial owner of any securities covered by this Statement. Bruce A. Karsh, Howard S. Marks, D. Richard Masson and Sheldon M. Stone each disclaim ownership of the Issuer's Common Shares reported herein and the filing of this Statement shall not be construed as an admission that any such individuals are the beneficial owner of any securities covered by this Statement.

         Mr. Day may be deemed to beneficially own the Issuer's Common Shares deemed to be owned by the other TCW Related Entities and the Special Credits Account, all of which constitutes 8,647,723 shares of the Issuer's Common Shares or approximately 38.3% of the Issuer's outstanding Common Shares. Mr. Day disclaims beneficial ownership of the Issuer's Common Shares reported herein and the filing of this Statement shall not be construed as an admission that Mr. Day is the beneficial owner of any securities covered by this Statement.

         The Real Estate Fund A beneficially owns 2,044,744 shares of the Issuer's Common Shares which is approximately 9.1% of the Issuer's outstanding Common Shares. The Real Estate Fund B beneficially owns 3,531,825 shares of the Issuer's Common Shares which is approximately 15.7% of the Issuer's outstanding Common Shares. The Oaktree Account beneficially owns 619,619 shares of the Issuer's Common Shares which is approximately 2.7% of the Issuer's Common Shares.

         Oaktree, as general partner of the Real Estate Fund A, the Real Estate Fund B and investment manager of 619,619 shares held by the Oaktree Account, may be deemed to beneficially own the Issuer's Common Shares held by the Real Estate Fund A, the Real Estate Fund B and the Oaktree Account, all of which constitutes 6,196,188 shares or approximately 27.5% of the Issuer's outstanding Common Shares. Oaktree and each of the individuals listed in Item 2 disclaims ownership of the Issuer's Common Shares reported herein and the filing of this statement shall not be construed as an admission that any such person is the beneficial owner of any securities covered by this statement.

         (b) Special Credits, as the sole general partner of the Special Credits Limited Partnerships, has discretionary authority and control over all of the assets of the Special Credits Limited Partnerships pursuant to the limited partnership agreements for such limited partnerships including the power to vote and dispose of the Issuer's Common Shares held by the Special Credits Limited Partnerships. In addition, Special Credits, as the investment manager of the Special Credits Account, has discretionary authority and control over all of the assets of such account pursuant to the investment management agreement relating to such account, including the power to vote and dispose of the Issuer's Common Shares held in the name of the Special Credits Account. Therefore, Special Credits has the sole power to vote and dispose of 5,966,926 of the Issuer's Common Shares.

         TAMCO, as the managing general partner of Special Credits, also has the power to vote and dispose of the Issuer's Common Shares held by Special Credits referenced above. Therefore, TAMCO has the sole power to vote and dispose of 5,966,926 of the Issuer's Common Shares.

         TCW, as the trustee of the Special Credits Trust, has discretionary authority and control over all the assets of the Special Credits Trusts pursuant to the trust agreements for such trusts including the power to vote and dispose of the Issuer's Common Shares held by the Special Credits Trusts. Therefore, TCW has the sole power to vote and dispose of 2,680,797 of the Issuer's Common Shares.

         TCWG, as the parent of TCW and TAMCO, may be deemed to have the power to vote and dispose of the shares of the Issuer's Common Shares that the other TCW Related Entities have the sole power to vote and dispose, all of which constitutes 8,647,723 shares of the Issuer's Common Shares.

         Oaktree, as the sole general partner of the Real Estate Fund A, the Real Estate Fund B and investment manager of the Oaktree Account, has discretionary authority and control over all of the assets of the Real Estate Fund A, the Real Estate Fund B and the Oaktree Account. Pursuant to the limited partnership agreements for such limited partnerships, Oaktree has the power to vote and dispose of the Issuer's Common Shares held by the Real Estate Fund A, the Real Estate Fund B and the Oaktree Account. Therefore, Oaktree has the sole power to vote and dispose of 6,196,188 of the Issuer's Common Shares. Oaktree and each of the individuals listed in Item 2 disclaims ownership of the Issuer's Common Shares reported herein and the filing of this statement shall not be construed as an admission that any such person is the beneficial owner of any securities covered by this statement.

         (c) Not applicable.

         (d) The investment advisory clients of TCWG and the partners of the various partnerships managed by the TCW Related Entities have the sole right to receive and, subject to the notice, withdrawal and/or termination provisions of such advisory and partnership arrangements, the sole power to direct the receipt of dividends from, and the proceeds of sale of, any of the securities for which each of TCWG and any of the other TCW Related Entities has sole voting power. No such client or partner has an interest by virtue of such relationship that relates to more than 5% of the Issuer's Common Shares. Neither Mr. Day nor TCWG nor any of the TCW Entities has a pecuniary interest in any of the Issuer's Common Shares reported herein.

         Oaktree has the sole right to receive and the sole power to direct the receipt of dividends from, and the proceeds of sale of, any of the securities for which any of the Oaktree Entities has sole voting power.

         (e) Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         On May 26, 2000, the PIC Entities sold to OCM Real Estate Opportunities Fund II, L.P. $4,281,162.80 in aggregate principal amount of 8.5% Senior Secured Notes due October 1, 2000 issued by the Issuer. In connection with such sale, each of the Oaktree Entities, the TCW Related Entities and the PIC Entities executed a Shareholders' Agreement pursuant to which each such party agreed to contribute the shares of beneficial interest of the Issuer held by such entity to a newly-formed entity that will be wholly-owned by the Oaktree Entities, the TCW Related Entities and the PIC Entities and to vote in favor of a merger between the Issuer and Newco pursuant to which each holder of Common Shares other than Newco will receive cash consideration and following which the Issuer will be eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act of 1934, as amended. The initial term of such agreement to contribute Common Shares of the Issuer to Newco and vote in favor of the merger continues until December 31, 2000, and such agreement will continue for successive six month terms unless terminated not less than one month prior to the expiration of the initial term or the applicable successive term.

         The Oaktree Entities, the TCW Related Entities and the PIC Entities agreed in the Shareholders' Agreement that if the Oaktree Entities and TCW Related Entities elect to transfer a number of Common Shares equal to 75% or more of the aggregate number of Common Shares held by the Oaktree Entities and TCW Related Entities as of the date of the Shareholders' Agreement to any person other than an affiliate, then the acquiring entity may have the right at its option to simultaneously purchase all of the Common Shares then held by the PIC Entities. The PIC Entities also agreed to vote all Common Shares held by the PIC Entities in favor of any merger, consolidation or similar transaction pursuant to which the Oaktree Entities and the TCW Related Entities would transfer 75% or more of the Common Shares held by such entities if such transaction is voted for by such entities. Each of the Oaktree Entities and TCW Related Entities agreed that the PIC Entities would have the right to sell a pro rata portion of their Common Shares in the event of the sale by the Oaktree Entities and TCW Related Entities of Common Shares held by such entity except for transfers by such entities that in the aggregate result in a transfer of 25% or less of the Common Shares held by such entities as of the date of the Shareholders' Agreement (in which case all subsequent transfers will be subject to the rights of the PIC Entities to tag along), sales on a national securities exchange, automated quotation system or over the counter system and certain transfers to partners or affiliates of such entities.

          On May 30, 1997, the TCW Related Entities and Prudential entered into an agreement pursuant to which the TCW Related Entities agreed that at such time as Prudential identified an individual to serve as a trustee on the Board of Trustees of the Issuer, the TCW Related Entities would (i) use commercially reasonable efforts to cause a Trustee of the Issuer nominated by TCW Related Entities to resign and (ii) vote all of the shares of common stock held by the TCW Related Entities, or cause the Board of Trustees of the Issuer to take all necessary action, to elect the individual identified by Prudential to the Board of Trustees of the Issuer. Although not parties to the letter agreement, the Oaktree Entities subsequently indicated that they intended to vote their Common Shares in favor of the trustee nominated by Prudential. At a meeting of the Board of Trustees on October 7, 1997, Michael Joseph was elected to the Board of Trustees as the designee of Prudential. As of the date hereof, the letter agreement has been fully performed and Prudential has indicated that it intends to disclaim in writing any further or continuing obligations under the letter agreement.

         Special Credits, as general partner of the Special Credits Limited Partnerships, receives a fee for managing all the assets of each Special Credits Limited Partnership. In addition, Special Credits, as investment manager of the Special Credits Account, receives a management fee for managing the assets of the Special Credits Account. The Special Credits Limited Partnerships and the Special Credits Account have similar investment strategies of investing in financially distressed entities; however, the implementation of these strategies may differ from partnership to partnership and account to account.

         TCW, as trustee of the Special Credits Trusts, receives a management fee for managing all the assets of Special Credits Trusts. The Special Credits Trusts each have an investment strategy similar to the Special Credits Limited Partnership and Special Credits Account in investing in financially distressed entities. However, the implementation of this strategy may differ from entity to entity and account to account.

         Oaktree, as general partner of each of the Oaktree Entities, receives a management fee for managing the assets of each of the Oaktree Entities and has a carried interest in each of the Oaktree Entities.

         Except as otherwise set forth herein, there are no contracts, understandings or relationships (legal or otherwise) among or between any member of the TCW Related Entities, the Special Credits Account, the Oaktree Entities or the Oaktree Account or, to the best of their knowledge, their respective executive officers, directors or general partners or between or among any of such persons with respect to any securities of the Issuer.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS

None.

                                    SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated as of the 22nd of December 2000.

THE TCW GROUP, INC.

By:  /s/ Lazarus N. Sun
     --------------------------------------
Lazarus N. Sun, Authorized Signatory

TRUST COMPANY OF THE WEST

By:  /s/ Kenneth Liang
     --------------------------------------
Kenneth Liang, Authorized Signatory

TCW ASSET MANAGEMENT COMPANY

By:  /s/ Kenneth Liang
     --------------------------------------
Kenneth Liang, Authorized Signatory

TCW SPECIAL CREDITS

By:  /s/  Kenneth Liang
     --------------------------------------
Kenneth Liang, Authorized Signatory
of TCW Asset Management Company, the
Managing General Partner of TCW
Special Credits

TCW SPECIAL CREDITS FUND IV

By:  /s/ Kenneth Liang
     --------------------------------------
Kenneth Liang, Authorized Signatory
of TCW Asset Management Company, the
Managing General Partner of TCW
Special Credits, the General
Partner of TCW Special Credits
Fund IV

TCW SPECIAL CREDITS PLUS FUND

By:  /s/  Kenneth Liang
     --------------------------------------
Kenneth Liang, Authorized Signatory
of TCW Asset Management Company, the
Managing General Partner of TCW
Special Credits, the General
Partner of TCW Special Credits Plus
Fund

TCW SPECIAL CREDITS TRUST IV

By:  /s/ Kenneth Liang
     --------------------------------------
Kenneth Liang, Authorized Signatory
of Trust Company of the West,
the trustee of TCW Special
Credits Trust IV

TCW SPECIAL CREDITS TRUST IVA

By:  /s/ Kenneth Liang
     --------------------------------------
Kenneth Liang, Authorized
Signatory of Trust Company
of the West, the trustee
of TCW Special Credits
Trust IVA

ROBERT A. DAY

By:   /s/ Lazarus N. Sun
     --------------------------------------
      Lazarus N. Sun
      Under Power of Attorney dated
      November 6, 2000, on file with
      Schedule 13G for
      Retek, Inc. dated November 8, 2000

OAKTREE CAPITAL MANAGEMENT, LLC

By:   /s/ Kenneth Liang
     --------------------------------------
      Kenneth Liang
      Managing Director and General Counsel

OCM REAL ESTATE OPPORTUNITIES FUND A, L.P.

By:   /s/ Kenneth Liang
     --------------------------------------
      Kenneth Liang
      Managing Director and General Counsel
      of Oaktree Capital Management, LLC,
      the General Partner of OCM Real Estate Opportunities Fund A, L.P.

OCM REAL ESTATE OPPORTUNITIES FUND B, L.P.

By:   /s/ Kenneth Liang
     --------------------------------------
      Kenneth Liang
      Managing Director and General Counsel
      of Oaktree Capital Management, LLC,
      the General Partner of OCM Real Estate Opportunities Fund B, L.P.

                                   SCHEDULE I
                               BOARD OF DIRECTORS
                                       OF
                                 TCW GROUP, INC.

All of the following individuals are directors of TCW Group, Inc.

Each director is a citizen of the United States of America unless otherwise specified below:

Mark L. Attanasio                             Dr. Henry A. Kissinger
Group Managing Director                       Chairman
Trust Company of the West                     Kissinger Associates, Inc.
11100 Santa Monica Blvd., Suite 2000          350 Park Avenue, 26th Floor
Los Angeles, CA 90025                         New York, NY 10022

Robert A. Day                                 Thomas E. Larkin, Jr.
Chairman of the Board                         Vice Chairman
Chairman and Chief Executive Officer          Trust Company of the West
Trust Company of the West                     865 S. Figueroa St., Suite 1800
865 S. Figueroa St.                           Los Angeles, CA 90017
Los Angeles, CA 90017

Damon P. de Lazlo, Esq.                       Kenneth L. Lay
Chairman of Harwin PLC                        Chairman and Chief Executive
Byron's Chambers                              Officer
A2 Albany, Piccadilly                         Enron Corp.
London W1V 9RD - England                      1400 Smith Street
(Citizen of United Kingdom)                   Houston, TX 77002-7369

William C. Edwards                            Michael T. Masin, Esq.
Partner                                       Vice Chairman
Bryan & Edwards                               GTE Corporation
3000 San Hill Road, Suite 190                 One Stamford Forum
Menlo Park, CA 94025                          Stamford, CT 06904

Ernest O. Ellison                             Edfred L. Shannon, Jr.
Vice Chairman                                 Investor/Rancher
Trust Company of the West                     1000 S. Fremont Ave.
865 S. Figueroa Street, Suite 1800            Alhambra, CA 91802
Los Angeles, CA 90017

Richard N. Foster                             Robert G. Sims
McKinsey & Company Inc.                       Private Investor
55 E. 52nd Street, 21st Floor                 11770 Bernardo Plaza Ct.
New York, NY 10022                            Suite 108
                                              San Diego, CA 92128

Carla A. Hills                                Marc I. Stern
Hills & Company                               President
1200 19th Street, N.W.                        The TCW Group, Inc.
5th Floor                                     865 S. Figueroa St., Ste. 1800
Washington, D.C. 20036                        Los Angeles, CA 90017

                                              Yasuyuki Tayama
                                              Managing Director
                                              The Yasuda Yusad Fire and Marine Insurance
                                              Company, Limited
                                              26-1, Nishi-Shinjuku 1-Chrome,
                                              Shinjuku-Ku, Toyko, 160-8338 Japan
                                              (Citizen of Japan)

                                              James R. Ukropina
                                              Partner
                                              O'Melveny & Myers
                                              400 South Figueroa St., 15th Floor
                                              Los Angeles, CA 90071
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